

Mail Stop 3561

September 20, 2016

Mr. Carl P. Ranno
Chief Financial Officer
American Soil Technologies, Inc.
9018 Balboa Boulevard
Suite 558
Northridge, CA 91304

> **Re:** **American Soil Technologies, Inc.**
> **Form 10-K for the Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **File No. 000-22855**

Dear Mr. Ranno:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure